Exhibit 99.3

ALEXCO RESOURCE CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2015

This Management's Discussion and Analysis ("MD&A") of Alexco Resource Corp. ("Alexco" or the "Corporation") is dated March 23, 2016 and provides an analysis of Alexco's consolidated financial results for the year ended December 31, 2015 compared to those of the previous year.
The following information should be read in conjunction with the Corporation's December 31, 2015 consolidated financial statements with accompanying notes, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation, including Alexco's Annual Information Form ("AIF"), are available on the Corporation's website at www.alexcoresource.com and on the SEDAR website at www.sedar.com.
Except where specifically indicated otherwise, the disclosure in this MD&A of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").
2015 HIGHLIGHTS AND OVERALL PERFORMANCE

•	Overall, Alexco reported a net loss of $5,509,000 for the year ended December 31, 2015, for a basic and diluted loss of $0.08 per share, on total revenues of $14,662,000. The loss before recovery of taxes for 2015 was $6,616,000, including non-cash costs of $2,246,000 for depreciation and amortization, $645,000 for share-based compensation and write-off of receivables totalling $643,000. For the year ended December 31, 2014, Alexco reported a net loss of $32,772,000, for a basic and diluted loss of $0.50 per share, on total revenues of $15,286,000. The 2014 loss before recovery of taxes was $35,608,000 including non-cash costs of $2,949,000 for depreciation and amortization, and $1,038,000 for share-based compensation. The difference between the net loss in 2015 and 2014 is mainly due to the 2014 impairment charges to mining assets totaling $29,931,000. General and administrative expenses and site based costs have decreased by $771,000 from 2015 compared to 2014 as the company has focused on further utilizing efficiencies with existing resources and reducing costs.
•	The Corporation's cash and cash equivalents at December 31, 2015 totaled $8,163,000 compared to $8,639,000 at December 31, 2014, while net working capital totaled $12,216,000 compared to $10,434,000 for the comparable year. During the third quarter of 2015 $4,090,000 of restricted cash relating to the Globeville security was reclassified from non-current to current assets. The cash position had a decrease of $476,000 compared to December 31, 2014 primarily due to expenditures attributed to the previously disclosed 2015 exploration drill program at the Bermingham prospect in the Keno Hill Silver District, working capital requirements for the Gold King Mine Interim Water Treatment Plant Project in Colorado, care and maintenance costs at Keno Hill and general and administration expenditures including the foreign exchange impact related to US denominated administrative costs.
•	Alexco Environmental Group ("AEG"), recognized revenues of $14,662,000 in 2015 for a gross profit of $3,251,000 and a gross margin of 22.2% compared to revenues of $14,925,000 in 2014 for a gross profit of $4,888,000 and a gross margin of 32.8%. The decrease in gross margin from the prior period is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits. Furthermore, the nature of specialized engineering design related to the Keno Hill Reclamation Plan required AEG to outsource a significant portion of work to third party contractors during 2015.

•	On December 8, 2015 the Company closed a $3 million equity financing, on a bought deal basis, for 5,662,500 flow-through shares at a price of $0.53 per share and concurrently closed a non-brokered equity financing of 2 million shares at a price of $0.48 for total gross proceeds of $4 million.
•	Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource at Keno Hill. Significant true width intercepts from the program included 4.98 meters grading 7,462 grams per tonne ("g/t") (239.9 ounces per tonne ("oz/t")) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program.
•	AEG completed the design, construction and commissioning of a 900 gallon per minute Interim Water Treatment Plant ("IWTP") for the US Environmental Protection Agency at the Gold King Mine near Silverton, Colorado. AEG is currently operating the plant.

SELECTED ANNUAL INFORMATION

	As at and for the year ended December 31

(expressed in thousands of dollars, except per share amounts)	2015	2014	2013

Revenue from mining operations	-	361	43,114
Gross profit (loss) from mining operations	-	361	(29)

Revenue from environmental services	14,662	14,925	16,319
Gross profit from environmental services	3,251	4,888	8,849

Revenue from all operations	14,662	15,286	59,433
Gross profit from all operations	3,251	5,249	8,820

Net income (loss)	(5,509)	(32,772)	(50,450)
Adjusted net income (loss)[1]	(5,509)	(5,363)	(4,313)
Earnings (loss) per share –
Basic	$(0.08)	$(0.50)	$(0.81)
Diluted	$(0.08)	$(0.50)	$(0.81)
Total assets	102,542	105,195	131,213
Total long-term liabilities	24,496	24,363	26,114
Dividends declared	Nil	Nil	Nil

1  Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS.  See page "Non-IFRS Measures – Adjusted Loss" on page 16.

OVERVIEW OF THE BUSINESS

Alexco owns substantially all of the historic Keno Hill Silver District ("KHSD"), located in Canada's Yukon Territory. The Bellekeno silver mine, one of the world's highest-grade silver mines with a production grade averaging 779 g/t, commenced commercial production at the beginning of 2011 and was Canada's only operating primary silver mine from 2011 to 2013, producing a total of 5.6 million ounces of silver during that time. In September 2013 Alexco suspended Bellekeno mining operations in light of a sharply reduced silver price environment. Since the suspension Alexco has focused on evaluating the Flame & Moth deposit, renegotiating third party contracts and reviewing other opportunities to reduce future All-In Sustaining Costs, with the aim of repositioning the District for long-term, sustainable operations. Alexco is developing a plan to return to operations incorporating production from the Bellekeno, Flame & Moth and Lucky Queen silver deposits.

Employing a unique business model, Alexco also owns and operates an environmental consulting business, AEG, which provides a variety of mine and industrial related environmental services, including management of the regulatory and environmental permitting process, remediation technologies and reclamation and mine closure services. AEG provides these services to both government and industry clients through its wholly owned subsidiaries, Alexco Environmental Group Inc. (formerly Access Mining Consultants Ltd.), Alexco Environmental Group (US) Inc. ("AEG US") (formerly Alexco Resource U.S. Corp.) and Elsa Reclamation & Development Company Ltd. ("ERDC"). Alexco also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.
Alexco is a public company which is listed on the Toronto Stock Exchange (under the symbol AXR) and the NYSE MKT Equities Exchange (under the symbol AXU).

OUTLOOK AND STRATEGY

Keno Hill Silver District
Alexco's current primary focus is on further building high grade resources in the KHSD as well as further refining plans to optimize operations and the future underlying fixed cost structure of the Keno Hill District mining operations with the goal of re-starting mining operations, commodity prices and markets considered. Ore throughput, grade and the influence of the Silver Wheaton silver stream have a material impact on unit costs at Keno Hill. Bringing the Flame & Moth deposit into production is a key aspect of restarting operations at Keno Hill, and the permitting process for development of the Flame & Moth deposit is progressing through the final phases of the Water Use Licence processes.  Similarly, the recent discovery of very high grade mineralization at Bermingham may further influence the ultimate plan for redevelopment of the KHSD.
Alexco's various Keno Hill mineral properties comprise mineral rights spanning approximately 244 square kilometers, which contain numerous occurrences of mineral deposits and prospects including more than 35 historical silver mines. The KHSD's historical mines produced from approximately 1913 through 1989, with the Yukon Government's published Minfile database reporting that District production from 1941 totaled more than 214 million ounces of silver with average grades of 44 oz/t silver, 6.7% lead and 4.1% zinc. All of Alexco's mining, development and exploration activities have been conducted on its KHSD properties. The KHSD is located in the Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun ("FNNND"). Alexco is party to a Comprehensive Cooperation and Benefits Agreement with the FNNND, setting out common understandings, obligations and opportunities arising from all of Alexco's activities within the Keno Hill District including exploration, care and maintenance, District closure activities and mine production.
The Corporation's Bellekeno underground mine commenced commercial production in January 2011. Bellekeno mining and milling operations were suspended in early September 2013 as a consequence of the reduced silver price environment and operating cost pressures, and the last concentrate shipments were delivered to the smelter in October 2013 with final assay determinations and final settlements of concentrate sales completed as of April 2014.
In December 2014, Alexco completed the KHSD Preliminary Economic Assessment ("PEA"). Alexco's KHSD property encompasses the Bellekeno, Flame & Moth, Lucky Queen, Onek and Bermingham deposits and comprises 725 surveyed quartz mining leases and 869 unsurveyed quartz mining claims, the majority of which were UKHM Mineral Rights. Prior to their amalgamation within KHSD, each of the deposits were a separate property and had been subject to numerous technical reports, all filed on the SEDAR website at www.sedar.com and all NI 43-101 compliant. All of these past technical reports have now been superseded by the current PEA. For details of the PEA, please refer to Alexco's MD&A for the year ended December 31, 2014.

Alexco Environmental Group
Alexco remains committed to the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Government of Canada ("Canada") and in accordance with the Amended and Restated Subsidiary Agreement ("ARSA"), and continues to service its private sector client base in the Yukon, Colorado and elsewhere. AEG intends to continue expanding its environmental services activities, throughout Canada and the United States. AEG has developed a strong client base within the mining industry in the last several years, and has also been able to establish new lines of business related to industrial site soil remediation, water treatment and historical mine pool remediation as well as emergency water treatment services.
Keno Hill – Amended and Restated Subsidiary Agreement
As part of Alexco's acquisition in 2006 of the UKHM mineral rights in the Keno Hill District, ERDC is party to the ARSA with Canada. Under the ARSA, ERDC is retained by Canada as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM mineral properties. The ARSA provides that ERDC share the responsibility for the development of the ultimate closure plan with Canada. Upon regulatory approval, the closure plan will be implemented by ERDC. During the period required to develop the plan and until the closure plan is executed, ERDC is also responsible for carrying out the environmental care and maintenance at various sites within the UKHM mineral rights, for a fixed annual fee established on a per-site basis totaling $850,000, adjustable for material changes in scope. ERDC receives agreed-to commercial contractor rates when retained by Canada to provide environmental services in the Keno Hill District outside the scope of care and maintenance and closure and reclamation planning under the ARSA.

ERDC currently holds a Type B Water Use Licence under the Yukon Waters Act to undertake care and maintenance activities, which licence term continues until January 29, 2018. The Existing State of Mine ("ESM") Reclamation Plan at Keno Hill will ultimately undergo assessment by the Yukon Environmental and Socio-economic Assessment Board (YESAB). Subsequent to completion of the YESAB assessment process, a Water Use Licence renewal will be required from the Yukon Water Board to licence aspects of the plan that affect use of water and placement of waste.  After licencing, funding approval from AANDC for the project will be subject to review and acceptance of the project by the Treasury Board of Canada.  The ESM Reclamation Plan is subject to amendment that may result from requirements during the assessment, licencing, and funding approval processes.
Globeville Smelter Project
At the Globeville Smelter Project located in Denver Colorado, AEG designed, built and operated a replacement water treatment plant (the "Site") to enable demolition of the existing smelter. AEG provided financial assurance mechanisms for the property cleanup and redevelopment, conducted all environmental remediation for soil and legacy groundwater, including 500,000 cubic yards of hazardous waste soil, stabilized arsenic-trioxide containing smelter flues and other principal threat materials, and implemented in-situ groundwater technology (patented by Alexco) that successfully immobilized arsenic, cadmium, selenium and zinc to protect Segment 15 of the South Platte River from non-point source seepage to the river from the Site.

In June 2015 AEG received a finding of No Further Active Remediation ("NFAR") required at the Site from the State of Colorado Department of Public Health and Environment, and announced on the Federal Register in December 2014 a final deletion of the Site from the National Priorities List by the United States Environmental Protection Agency ("EPA"). From that point onwards, the only remaining tasks to complete are the monitoring of five wells for 36 months (June 2018), and preparation of the Completion Report for the State of Colorado to document the remediation work that was done. Once the monitoring period is completed (Demonstration of Remedial Functionality period) then the Site will receive a final finding of No Further Action ("NFA") from the State of Colorado.

AEG drafted a Completion Report in 2016-Q1 which outlines all work completed at the site and estimates the financial cost of monitoring, and the estimated cost to implement any adaptive management plans to address excursions if any, in the environmental stability of the site over the next 10 calendar quarters. Pursuant to the adaptive management steps that were approved in the NFAR Petition that was approved by the State in June 2015, AEG has identified excess security in the escrow account.  AEG plans to  submit a final Completion Report in 2016-Q2 that will support the release of a portion of the restricted cash to reduce the amount held in escrow, from the current security balance of $4.54 million (US$3.30 million) to a lesser amount. Management classified $4.09 million as a current asset, as it anticipates the release of these funds in the next several months.
Economic Climate
Silver, lead and zinc are the primary metals found in the Bellekeno resource in particular and within the Keno Hill District historically. With respect to the economic climate during 2015, prices were largely range-bound. Silver traded from a high of US$18.23 on January 23, 2015 to a low of $13.71 on December 14, 2015, while lead traded between US$0.98 to US$0.72 and zinc traded between US$1.09 to US$0.67 per pound. As at the date of this MD&A, prices are approximately US$15.25 per ounce silver, US$0.80 per pound for lead and US$0.84 per pound for zinc and the Canadian-US exchange rate is approximately US$0.76 per CAD. Consensus investment analyst forecasts over the next two years for silver average approximately US$15.50 per ounce, for lead average approximately US$0.83 per pound, and for zinc US$0.85 per pound, with the Canadian-US exchange rate forecast at US$0.75 per CAD (see "Risk Factors" in the MD&A for the for the year ended December 31, 2015, including but not limited to "Potential Profitability Of Mineral Properties Depends Upon Other Factors Beyond the Control of the Corporation" and "General Economic Conditions May Adversely Affect the Corporation's Growth and Profitability" thereunder).
RESULTS OF OPERATIONS

Alexco Environmental Group (AEG)
AEG Highlights during 2015:
•	AEG recognized revenues of $14,662,000 in the year ended December 31, 2015 for a gross profit of $3,251,000 and a gross margin of 22.2% compared to revenues of $14,925,000 for a gross profit of $4,888,000 and a gross margin of 32.8% in the year ended of 2014. The decrease in gross margin from the prior year is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits. Furthermore, the nature of specialized engineering design related to the Keno Hill Reclamation Plan required AEG to outsource a significant portion of work to third party contractors during 2015.
•	AEG achieved a significant milestone in June 2015 when AEG, working for Globeville I, LLC, received from the State of Colorado Department of Public Health and Environment, a finding of No Further Active Remediation required at the Denver Colorado Globeville Smelter Project, and announced on the Federal Register in December 2014 a final deletion of the Site from the National Priorities List (NPL or Superfund) by the United States EPA. AEG currently has a balance of US$3.30 million posted as security on the Globeville Project, and will be formally requesting release of a substantial portion of the security, once the Completion Report is accepted, which is expected to occur in 2016-Q2.

•	AEG, through an Alexco subsidiary, ERDC, is working closely with Canada on the ESM Reclamation Plan at Keno Hill. The ESM Reclamation Plan specifically addresses legacy environmental liabilities at the KHSD. Following several years of planning work, the draft ESM Reclamation Plan was submitted in 2015-Q1 and was reviewed by Indigenous and Aboriginal Affairs Canada ("INAC") and their independent Peer Review Panel ("IPRP") for the remainder of 2015. ERDC will continue in the planning phase towards the submission of a completed plan for environmental assessment under the Yukon Environmental and Socio-economic Assessment Act ("YESAA") and other authorizations required to start active reclamation work, which is expected to commence in 2019.
•	In September 2015 AEG was selected by the EPA as the interim water treatment contractor to design, construct and automate an Interim Water Treatment Plant ("IWTP") at the Gold King Mine near Silverton, Colorado. The project commenced on October 1, 2015 and on October 20, 2015 the Company announced that it completed the construction and initiated operation of a 900 gpm (with peak flows to 1,200 gpm) interim water treatment facility. AEG's water treatment plant design was selected due to AEG's proven capability to address water treatment residuals (sludge) during cold weather operations with an automated plant-wide control system, enabling 24-hour operation at low cost and high reliability. AEG completed the design and construction of the treatment system within a required three week period, and is currently operating the IWTP and continuing to optimize and further winterize the IWTP in anticipation of continuing harsh conditions and enhanced freshet conditions expected at 10,500 feet in the San Juan Mountains of southern Colorado.
•	With the Globeville Smelter Project clean-up coming to an end, AEG has increased its business development and recruiting efforts for bringing on more project related work. In addition, AEG has added specific professional positions to begin to reduce reliance on third party contractors.
Keno Hill Silver District
2016 Exploration Program
The Company has planned an exploration program of at least 8,000 meters of surface diamond drilling to follow up on the successful 2015 and 2014 high grade silver results at the Bermingham deposit. The exploration program is budgeted to cost $3 million and is fully funded by way of the $3 million of flow through funds that were raised in December 2015. The surface drilling program is expected to run between June and September 2016 with results expected to be released as received but no later than the fourth quarter of 2016.
The Bermingham mineralized system remains open over 600 meters to the northeast where potential linkage to the Hector-Calumet mine remains to be resolved, and also to the southwest where there remains a kilometer of prospective ground between the Bermingham prospect and the historic Coral Wigwam prospect. The preliminary drill plan is for a minimum of sixteen holes to explore the immediate up and down dip extensions of the newly discovered high grade shoot and for a number of holes to provide infill drilling that would provide suitable drill density to allow resource estimation for the zone. In addition, appropriate geotechnical, hydrological and metallurgical data will be collected to better understand the attributes of this very high grade zone.
2015 Exploration Program
Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource. Significant true width intercepts included 4.98 meters grading 7,462 g/t (239.9 oz/t) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program (see news release dated September 17, 2015 entitled "Alexco Drills 5 meters (True Width) of 7,462 grams per tonne Silver (240 ounces per tonne) at Bermingham, Along with Other Significant Silver Intercepts").

Together with the high grade discovery intercept from the 2014 drill program (6.39 meters grading 5,667 g/t (182.2 oz/t)) silver, the 2015 drilling has identified a high grade silver and gold bearing zone over at least 140 meters down-plunge across a strike length of approximately 40 meters. The zone averages 3.7 meters true thickness, is locally more than 5.5 meters thick and remains open both up dip and down dip.
This high grade zone lies approximately 50 meters to the northeast of the existing Arctic Zone Resource in a position controlled by flexure in the vein-fault structure that is stratigraphically above the inferred unique stratigraphic and structural setting occupied by the adjacent Hector-Calumet mine (see news release dated November 5, 2014, entitled "Alexco Drills Best Hole Ever: Intersects 5,667 Grams Per Tonne Silver Over 6.39 Meters (true width) at Bermingham; Mineralization Extended and Remains Open"). Further exploration, specifically to follow the high grade mineralization both down plunge toward more highly silicified stratigraphy, as well as up dip at least 200 meters into untested areas, is warranted. In terms of mineralogy, the high grade mineralized zone is characterized by the presence of the silver bearing mineral pyrargyrite in association with argentiferous galena, tetrahedrite freibergite and wire silver in a dominantly sideritic gangue.
Overall, the Bermingham mineralized system remains open in all directions, especially to the northeast where potential linkage to the Hector-Calumet mine remains to be resolved, but also to the southwest where there remains a kilometer of untested ground between the Bermingham prospect and the historical Coral Wigwam prospect.
Bermingham Vein Drill Composite Assay Interval Highlights:
o	K-15-0580 : intercepted 4.98 meters true width from 305.46 meters with a composite assay value of 7,462 g/t (239.9 oz/t) silver, including 3.65 meters true width from 306.89 meters with a composite assay of 10,186 g/t (327.5 oz/t) silver.
o	K-15-0582 : intercepted 4.76 meters true width from 303.16 meters with a composite assay value of 2,357 g/t (75.8 oz/t) silver, that included 4.17 meters true width from 303.16 meters with a composite assay value of 2,686 g/t (86.4 oz/t) silver.
o	K-15-0583 : intercepted 2.35 meters true width from 346.25 meters with a composite assay value of 3,774 g/t (121.3 oz/t) silver, that included 1.46 meters true width from 346.25 meters with a composite assay value of 6,049 g/t (194.5 oz/t) silver.
o	K-15-0576 : intercepted 2.60 meters true width from 243.42 meters with a composite assay value of 1,129 g/t (36.3 oz/t) silver, that included 1.99 meters true width from 243.42 meters with a composite assay value of 1,471 g/t (47.3 oz/t) silver.
o	K-15-0577 : intercepted 1.81 meters true width from 272.00 meters with a composite assay value of 794 g/t (25.5 oz/t) silver, that included a 0.79 meter true width from 273.41 meters with a composite assay value of 1,827 g/t (58.7 oz/t) silver.
Mineral Resource Estimate
On April 30, 2015 Alexco announced an updated mineral resource estimates for the Flame & Moth and Bermingham deposits. With an effective date of April 28, 2015 the Flame & Moth mineral resource is estimated at 1,638,000 tonnes indicated grading 506 g/t silver, 1.89% lead and 5.40% zinc and 0.43 g/t gold plus another 348,000 tonnes inferred grading 366 g/t silver, 0.47% lead, 4.37% zinc and 0.26 g/t gold. With an effective date of April 28, 2015 the Bermingham mineral resource was estimated at 377,000 tonnes indicated grading 430 g/t per tonne silver, 1.59% lead and 1.74% zinc plus another 52,000 tonnes inferred grading 477 g/t silver, 1.22% lead and 1.88% zinc. The drill results from the 2015 surface exploration drill program are not included in this mineral resource update.

The Company plans to provide an updated mineral resource estimate for the Bermingham deposit in the fourth quarter of 2016.
Engineering Update
During 2015 Alexco continued to work on re-engineering and optimizing the mine plan for Flame and Moth and Lucky Queen, incorporating the expanded mineral resource from April 30, 2015. Mine plans will be updated and optimized based on geotechnical information and the Flame and Moth and Lucky Queen economic model will be revised using current consensus pricing and updated estimated costing. Once results from this work are compiled, the study will move to develop an optimized multi mine model which should be complete early in the second quarter of 2016.
Incorporating the re-engineering and optimizing of the mine plan along with an updated mineral resource estimate on Bermingham, the Company plans to provide an updated PEA in the fourth quarter of 2016.
Permitting Update
On February 17, 2016 the Company was granted the amended Quartz Mining License ("QML") for the Flame & Moth deposit. The QML allows development of the Flame and Moth deposit. The only remaining permit required to commence mining operations at the Flame & Moth deposit is the Water Use Licence ("WUL") which is granted through the Yukon Water Board. This process is well underway and the Company expects a Water Licence amendment hearing to occur in the second quarter of 2016.
As part of the QML amendment application, the Company filed an updated Reclamation and Closure Plan for its current operations and the future development of the Flame & Moth deposit. This review is required every two years. As a result, the QML requires that Alexco increase its posted financial security from $4.2 million to $6.3 million. The $4.2 million currently posted is included in the Corporation's non-current restricted cash and deposits. The Yukon Mine Site Reclamation and Closure Policy Financial Guidelines provide several forms of acceptable security, which includes pledging assets, bank letters of credit, surety bonds and insurance.
Mine Site Care and Maintenance
Mine site care and maintenance costs related to the Bellekeno underground mine during for the year ended December 31, 2015 totaled $2,351,000 compared to $3,130,000 for 2014. The decrease in costs is due to a lesser depreciation charge in 2015 which is a direct result of the impairment charge recorded in 2014.  Included in mine site care and maintenance costs is depreciation expense of $1,746,000 in 2015 and $2,486,000 in 2014.
Corporate
General, Administrative and Corporate
General and administrative expenses on a consolidated basis (includes Alexco and AEG) during the year ended December 31, 2015 totaled $8,474,000 compared to $8,466,000 for 2014. General and administrative expenses were similar in both periods with the difference mainly relating the company further lowering corporate salaries in 2015.  This decrease in general and administrative expenses was offset, as the Company evaluated certain trade receivables and certain receivables related to an employee tax equalization program and wrote-off a total of $643,000 in 2015.  As well, the foreign exchange impact on US salaries in 2015 offset the cost reductions made by the company in the year.

FOURTH QUARTER

For the quarter ended December 31, 2015 Alexco reported a net loss of $1,502,000 on total revenues of $4,128,000 compared to a net loss of $29,025,000 on total revenues of $3,778,000 for the same period in 2014. The difference between the 2015 period and 2014 period is mainly due to the impairment charge of mining assets totaling $29,931,000 that the company recorded in 2014.  The Gold King Mine Interim Water Treatment Plant Project, an AEG project in Colorado increased the fourth quarter revenue in 2015.
AEG recognized revenues of $4,128,000 in the fourth quarter of 2015 for a gross profit of $611,000 and a gross margin of 14.8% compared to revenues of $4,139,000 in the fourth quarter of 2014 for a gross profit of $1,260,000 and a gross margin of 30.4%. The decrease in gross margin compared to the prior period is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits.
Mine site care and maintenance costs in the fourth quarter of 2015 totaled $599,000 compared to $831,000 in the fourth quarter of 2014. The decrease in costs is due to a lesser depreciation charge in the second quarter of 2015 which is a direct result of the impairment charge recorded on property, plant and equipment in the fourth quarter 2014.  Included in mine site care and maintenance costs is depreciation expense of $431,000 in the 2015 period and $625,000 in the 2014 period.
General and administrative expenses in the fourth quarter of 2015 totaled $1,911,000 compared to $1,993,000 in the same period of 2014. General and administrative expenses decreased in the fourth quarter of 2015 compared to the fourth quarter of 2014, mainly due to reduction in general and administrative salaries and share-based compensation.
SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of Canadian dollars except for per share amounts:
Period	Revenue	Gross Profit	Net Loss	Basic Loss per Share	Diluted Loss per Share	Expenditures on Mineral Properties

2014-Q1	3,327	1,237	(1,419)	$(0.02)	$(0.02)	546
2014-Q2	3,169	917	(1,661)	$(0.03)	$(0.03)	2,434
2014-Q3	4,651	1,835	(667)	$(0.01)	$(0.01)	2,670
2014-Q4	4,139	1,260	(29,025)	$(0.44)	$(0.44)	1,378
2014 Total	15,286	5,249	(32,772)	$(0.50)	$(0.50)	7,028
2015-Q1	4,516	1,192	(492)	$(0.01)	$(0.01)	303
2015-Q2	2,610	579	(1,866)	$(0.03)	$(0.03)	756
2015-Q3	3,408	869	(1,649)	$(0.02)	$(0.02)	865
2015-Q4	4,128	611	(1,502)	$(0.02)	$(0.02)	787
2015 Total YTD	14,662	3,251	(5,509)	$(0.08)	$(0.08)	2,711

Note:  Sum of all the quarters may not add up to the yearly totals due to rounding
The net loss of 2014-Q4 reflects the impact of impairment charges recorded in respect of the Keno Hill district mining assets and exploration and evaluation assets. The net losses of 2015 reflect the general and administrative expenses partially offset by AEG profits.

The expenditures on mineral properties incurred in 2014 reflect a drill program primarily at the Bermingham and Flame and Moth deposits. The 2015-Q4 mineral property expenditures reflect the ongoing costs of modeling, data logging and resource estimation work for Bermingham and the Flame and Moth deposits. The 2015 mineral property expenditures reflect the 2015 drill program at Bermingham and the re-engineering work being done on the Flame and Moth deposit.
Liquidity, Cash Flows and Capital Resources

Liquidity
At December 31, 2015, the Corporation had cash and cash equivalents of $8,163,000, and net working capital of $12,216,000 compared to cash and cash equivalents of $8,639,000 and net working capital of $10,434,000 at December 31, 2014. The Corporation faces no known liquidity issues in any of its financial assets.
With its cash resources and net working capital on hand at December 31, 2015, and assuming no re-start of mining operations, Alexco anticipates it will have sufficient capital resources to carry out all of its currently anticipated exploration and development programs, and service the working capital requirements of its mine site care and maintenance, exploration activities, environmental services business and corporate offices and administration, for at least the next 12 month period. As noted elsewhere in this MD&A, re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant. Furthermore, a re-start of mining operations is likely to require additional capital investment, significantly in excess of the capital resources currently on hand. In addition, Alexco has the right, which expires December 31, 2016, to trigger the June 16, 2014 silver streaming agreement, which would have significant positive implications to Alexco, can only be triggered, by a payment of US$20 million. Discussions to further address the Silver Wheaton silver streaming agreement are ongoing. Because of these factors, combined with its long term objectives for the exploration and development of its mineral properties, the Corporation is likely to require future additional funding.
Historically, Alexco's main sources of funding have been from mining operations, AEG and equity issuances, though all sources of finance reasonably available to it will be considered, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. There can be no assurance of a re-start of mining operations or continued access to finance in the future, and an inability to generate or secure such funding may require the Corporation to substantially curtail and defer its planned exploration and development activities.
Cash Flows
	Three Months Ended December 31		Year Ended December 31,
	2015	2014	2015	2014

Cash flow used in operating activities	$(825)	$543	$(2,706)	$(723)
Cash flow used in investing activities	(576)	(2,408)	(1,385)	(6,427)
Cash flow provided by financing activities	3,615	(50)	3,615	7,179
	$2,214	$(1,915)	$(476)	$29

Cash used in operating activities was $825,000 for the fourth quarter of 2015 versus cash inflow of $543,000 for the fourth quarter of 2014.  The majority of cash consumed on operating activities during fourth quarter of 2015 were expended on environmental services, site based operations and general and administrative costs.  The increase in cash consumed in this quarter related to lower profits in AEG. Cash outflow from investing activities was $576,000 for the fourth quarter of 2015 versus an outflow of $2,408,000 for the fourth quarter of 2014. The main difference for the decrease in cash outflow in the fourth quarter of 2015 was due to the decrease of expenditures on exploration drill programs. Cash inflow from financing activities was $3,615,000 during the fourth quarter of 2015 which was the result of an equity financing deal and in the fourth quarter of 2014 there was a cash outflow of $50,000 which was the result of an issuance cost from the equity financing deal completed earlier in that year.

Cash used in operating activities was $2,706,000 for year ended December 31, 2015 versus $723,000 for 2014, reflecting the impact of decreased profitability in AEG, site based operations and office overheads. Cash outflow in investing activities was $1,385,000 for the year ended December 31, 2015 versus an outflow of $6,427,000 for the same period of 2014. The main difference between periods is due to Alexco receiving US$500,000 from the release of restricted funds associated with security at the Globeville Smelter Project which were redeployed to cover ongoing operations work at that project. In 2014, the company had a larger drill program and incurred more expenditures related to the drill program than in 2015. Cash inflow from financing activities during 2015 was $3,615,000 and in 2014 there was a cash inflow of $7,179,000 which were both the result of an equity financing deal.
Capital Resources
On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver streaming interest agreement (the "Silver Streaming Agreement") with Silver Wheaton under which Silver Wheaton will receive 25% of the life of mine silver produced by the Corporation from its Keno Hill Silver District properties.  The Silver Streaming Agreement anticipated that the initial silver deliveries would come from the Bellekeno property.  Under the Silver Streaming Agreement, the Corporation received up-front deposit payments from Silver Wheaton totaling US$50 million, and received further payments of the lesser of US $3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the streaming interest, the Corporation is required to refund the balance of any advance payments received and not yet reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Silver Wheaton exercised its right to terminate the streaming interest in an event of default by the Corporation. As of September 2013, Bellekeno mining operations were suspended in light of a sharply reduced silver price environment.
On June 16, 2014, Alexco entered into an agreement with Silver Wheaton to amend the original Silver Streaming Agreement such that, upon payment of US$20 million to Silver Wheaton on or before December 31, 2014 (the "Deadline"), the fixed US$3.90 per ounce silver streaming production payment will be replaced with a variable production payment based on the spot price of silver. The variable production payment was defined by a pricing curve with an apex at US$19.45 spot silver price where Silver Wheaton would make a production payment to Alexco of US$18.00 per ounce of silver delivered; that payment decreasing by US$0.91 per ounce for each US$1.00 increase or decrease in silver price, returning to a fixed US$3.90 per ounce for spot silver prices of US$35.00 per ounce and higher.  Upon payment of the US$20 million to Silver Wheaton, the pricing amendment would be effective for a 10 year term from the time mining production re-commences in the district, with an option for Alexco to extend the amendment for another 5 or 10 years for an additional US$10 million or US$20 million, respectively.
The Deadline was initially extended until December 31, 2015 and Silver Wheaton subsequently confirmed that Alexco has the right, by written notice delivered at any time up to December 31, 2016, to extend the Deadline to December 31, 2016.  If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the deposit owing under the original silver purchase agreement will be reduced from US$50 million to US$30 million and the deposit will be considered fully repaid.

Effective on signing the June 16, 2014 amending agreement, the date for completion of the 400 tonne per day mine and mill completion test date was extended to December 31, 2017. If the Deadline is extended by Alexco and the US$20 million payment is made to Silver Wheaton on or before the Deadline, the amendments provide that the deadline for this completion test would be further extended to 24 months following the recommencement date.  In addition, pursuant to the June 16, 2014 amending agreement, the Silver Wheaton area of interest was expanded to include additional Alexco currently owned and future acquired properties within one kilometer of existing Alexco holdings in the Keno Hill District.
If Alexco decides to extend the June 16, 2014 amending agreement, it is not obligated to make the US$20 million payment to Silver Wheaton.  However, in order for certain of the amendments to take effect (including the amendment to the fixed price), the Corporation would need to make this payment.  The Corporation would require additional financing to make this payment and there is no assurance that additional financing can be obtained by December 31, 2016 (or such later date as the parties may agree).  If the Corporation is unable to, or chooses not to, make this US$20 million payment, the fixed price payment terms of the original silver purchase agreement remain in effect and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017. If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.
Effective December 8, 2015, the Corporation completed a bought deal financing and issued 5,662,500 flow-through common shares on a private placement basis at a price of $0.53 per share for aggregate gross proceeds of $3,001,125. Of the gross proceeds, $2,627,000 has been attributed to issued common shares, and the remaining $311,000 has been attributed to the sale of tax benefits. The underwriter to the financing received a cash fee of 6.5% of gross proceeds plus 368,063 compensation warrants, each warrant exercisable for one common share of the Corporation at an exercise price of $0.53 per share at any time until December 8, 2017.  Net proceeds from the issuance were $2,713,000, after issuance costs comprised of the agent's commission of $195,000, and other issuance costs of $93,000. Concurrently, the Corporation issued 2,000,000 common shares on a private placement basis at a price of $0.48 per share for aggregate gross proceeds of $960,000. Net proceeds from the issuance were $902,000, after issuance costs comprised of the agent's commission of $57,600.
In August 2014, the Corporation completed a bought deal financing pursuant to a short form prospectus, issuing 7,015,000 units at a price of $1.15 per unit for gross proceeds of $8,067,000. Each unit was comprised of one common share and one half of one common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $1.40 for a period of two years after the closing date. The net cash proceeds from this financing were $7,229,000, and were for further exploration and development activities on the KHSD property, particularly the Flame & Moth deposit, and for general working capital purposes.
The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:
Contractual Obligations (expressed in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years

Operating leases	$825	$317	$476	$32	$ Nil
Purchase obligations	426	226	200	Nil	Nil
Decommissioning and rehabilitation provision (undiscounted basis)	6,177	37	710	131	5,299
Total	$7,428	$580	$1,386	$163	$5,299

Share Data

As at the date of this MD&A, the Corporation has 77,346,022 common shares issued and outstanding, including shares held by the Corporation's restricted share unit plan trustee. In addition, there are outstanding incentive share options for a further 5,939,497 common shares, restricted share units that can be settled by way of shares issued from treasury for a further 490,906 common shares, and purchase warrants for a further 4,331,538.
Use of Financial Instruments

All of Alexco's cash and cash equivalents at December 31, 2015 were held in the form of demand deposits. Alexco's restricted cash and deposits were held in the form of term deposits and demand deposits. Alexco's other financial instruments were its trade and other accounts receivable, its accounts payable and accrued liabilities, and its long-term investments in common shares of Till Capital Ltd. (formerly Americas Bullion Royalty Corp.) ("TIL").
At December 31, 2015, a total of $4,173,000 of Alexco's restricted cash and deposits represent security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of Alexco's mineral properties, and is releasable back to Alexco as and when reclamation activities are completed. A further $4,543,000 (US$3,283,000) represents security provided in the first quarter of 2012 to support certain cost performance commitments under an AEG remediation contract. The balance of Alexco's restricted cash and deposits represent security provided in respect of certain long-term operating lease commitments. Though a portion of term deposits held at December 31, 2015 are included in long term restricted cash, as individual financial instruments they carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. All term deposits held are high grade, low risk investments, generally yielding between 1% and 2% per annum, and their carrying amounts approximate their fair values given their short terms and low yields.
The carrying amounts of Alexco's trade and other accounts receivable and accounts payable and accrued liabilities are estimated to reasonably approximate their fair values, while the carrying amount of the long-term investments in common shares of TIL are marked to fair value at each balance sheet date.  The fair values of all of Alexco's financial instruments measured at December 31, 2015, other than the common shares of TIL included in long-term investments, constitute Level 2 measurements within the fair value hierarchy defined under IFRS. The fair value of the common shares of TIL constitute Level 1 measurements.
Substantially all of Alexco's cash, demand deposits and term deposits are held with major financial institutions in Canada. With respect to these instruments, management believes the exposure to credit risk is insignificant due to the nature of the institutions with which they are held, and that the exposure to liquidity and interest rate risk is similarly insignificant given the low-risk-premium yields and the demand or short-maturity-period character of the deposits.
Alexco's accounts and other receivables at December 31, 2015 total $2,488,000, comprised primarily of AEG trade receivables and goods and services tax refunds receivable from government. Alexco's maximum credit risk exposure in respect of its receivables is represented by their carrying amount. Management actively monitors exposure to credit risk under its receivables, particularly AEG trade receivables, and considers the risk of loss to be significantly mitigated due to the financial strength of AEG's major customers which include government organizations as well as substantial corporate entities. As at December 31, 2015, AEG trade receivables are recorded net of a recoverability provision of $575,000.

Substantially all of Alexco's property, plant and equipment and mineral properties are located in Canada; all of its mining operations and mineral exploration occur in Canada; and a significant majority of AEG's revenues are earned in Canada. However, a portion of AEG's revenues are in US dollars, and receivables arising therefrom are accordingly denominated in US dollars. Also, while a significant majority of the Corporation's operating costs are denominated in Canadian dollars, it does have some exposure to costs, and therefore accounts payable and accrued liabilities, denominated in US dollars.
The Corporation has not employed any hedging activities in respect of the prices for its payable metals or for its exposure to fluctuations in the value of the US dollar.
Off-Balance Sheet Arrangements

Alexco has no off-balance sheet arrangements.
Related Party Transactions

The Corporation's related parties include its subsidiaries and key management personnel.
(a)	Key Management Personnel Compensation
	Three Months Ended Dec 31		Year Ended Dec 31
	2015	2014	2015	2014

Salaries and other short-term benefits	$452	$458	$1,831	$1,919
Share-based compensation	99	122	543	830
	$551	$580	$2,374	$2,749

Key management includes the Corporation's Board of Directors and members of senior management.
Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Notes 3 and 5 of Alexco's 2015 annual consolidated financial statements describes all of the significant accounting policies as well as significant judgment and estimates.
Changes In and Initial Adoption of Accounting Standards and Policies

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at December 31, 2015. These accounting standards are not expected to have a significant effect on the Company's accounting policies or financial statements:

•	IFRS 7, Financial Instruments Disclosures (effective January 1, 2018) requires new disclosures resulting from the amendments to IFRS 9.
•	IFRS 9, Financial Instruments (effective January 1, 2018) introduces new requirements for the classification and measurement of financial assets and liabilities.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue Barter Transactions involving Advertising Services. IFRS 15 establishes a single fivestep model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Non-IFRS Measures

Adjusted Loss
Adjusted loss excludes amounts recorded with respect to impairment charges, and within this MD&A is provided before tax, net of tax and on a per-share basis. These measures are used by management to facilitate comparability between periods, and are believed to be relevant to external users for the same reason. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

These adjusted loss measures are reconciled to financial statement loss measures for the years ending December 31, 2015, 2014 and 2013 as follows (dollar amounts in thousands, and denominated in Canadian dollars), with adjusted loss per share calculated using the same weighted average number of shares outstanding as used for the financial statement measure:

	2015	2014	2013

Loss before taxes	$(6,616)	$(35,608)	$(62,079)
Subtract:
Write-down of mineral properties	-	25,103	51,840
Write-down of property, plant and equipment	-	4,828	3,501
Write-down of long-term investments	-	-	1,785

Adjusted loss before taxes	(6,616)	(5,677)	(4,953)

Net recovery of income taxes, excluding deferred tax effect of above-noted write-downs	-	314	640

Adjusted net loss	$(6,616)	$(5,363)	$(4,313)

Adjusted loss per share (basic and diluted)	$(0.08)	$(0.08)	$(0.07)

Internal Control Over Financial Reporting

Disclosure Controls and Procedures
Alexco's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures. Based upon the results of that evaluation, the Alexco's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, Alexco's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by Alexco in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules and include controls and procedures designed to ensure that information required to be disclosed by Alexco in reports it files under applicable securities legislation is accumulated and communicated to Alexco's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The management of Alexco is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Alexco's financial statements are prepared.  It includes those policies and procedures that:
(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco's assets;
(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco's directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco's financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Alexco's internal control over financial reporting as at December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management has concluded that Alexco's internal control over financial reporting was effective as at December 31, 2015.
There has been no change in Alexco's internal control over financial reporting during Alexco's fiscal year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, Alexco's internal control over financial reporting.
Risk Factors

The following are major risk factors management has identified which relate to Alexco's business activities. Such risk factors could materially affect Alexco's future financial results, and could cause events to differ materially from those described in forward-looking statements relating to Alexco. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to Alexco's business and operations.  Other specific risk factors are discussed elsewhere in this MD&A and in Alexco's Annual Information Form for the year ended December 31, 2015.
Negative Cash Flow From Operating Activities
The Corporation has not yet consistently achieved positive operating cash flow, and there are no assurances that the Corporation will not experience negative cash flow from operations in the future.  The Corporation has incurred net losses in the past and may incur losses in the future and will continue to incur losses until and unless it can derive sufficient revenues from its mineral projects.  Such future losses could have an adverse effect on the market price of the Corporation's common shares, which could cause investors to lose part or all of their investment.
Forward-Looking Statements May Prove Inaccurate
Readers are cautioned not to place undue reliance on forward-looking statements.  By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements.  See "Preliminary Notes – Cautionary Statement Regarding Forward-Looking Statements".
Dilution
The Corporation expects to require additional funds to finance its growth and development strategy. If the Corporation elects to raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of the Corporation's shareholders.  The Corporation may also issue additional securities in the future pursuant to existing and new agreements in respect of its projects or other acquisitions and pursuant to existing securities of the Corporation.

Exploration, Evaluation and Development
Mineral exploration, evaluation and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to Alexco's properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations.  Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.
The ability of Alexco to sell, and profit from the sale of any eventual production from any of the Alexco's properties will be subject to the prevailing conditions in the marketplace at the time of sale.  Many of these factors are beyond the control of Alexco and therefore represent a market risk which could impact the long term viability of Alexco and its operations.
Figures for the Alexco's Resources are Estimates Based on Interpretation and Assumptions and May Yield Less Mineral Production Under Actual Conditions than is Currently Estimated
In making determinations about whether to advance any of its projects to development, Alexco must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties.  Until ore is actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only.  Mineral resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable.  Alexco cannot be certain that:
•	reserve, resource or other mineralization estimates will be accurate; or
•	mineralization can be mined or processed profitably.
Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital.  Alexco's resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for silver, gold, lead, zinc and other commodities may render portions of Alexco's mineralization uneconomic and result in reduced reported mineral resources.
Amendments to Silver Purchase Agreement with Silver Wheaton
Certain of the June 16, 2014 amendments to the Silver Purchase Agreement with Silver Wheaton, including the variable production payment based on the spot price of silver, are subject to the Corporation making a US$20 million payment to Silver Wheaton (see ""Three Year History and Significant Acquisitions").  The Corporation will need to raise additional capital to finance this payment.  There is no guarantee that the Corporation will be able to raise such additional capital.  In the event that the Corporation is unable to raise such additional capital or is otherwise unable to, or elects not to, make such payment, such amendments will not take effect.  If the US$20 million payment is not made, the variable production payment based on the spot price of silver will not be implemented and, to satisfy the completion test under the Silver Purchase Agreement, the Corporation will need to recommence operations on the KHSD Property and operate the mine and mill at 400 tonnes per day on or before December 31, 2017.  Both of these outcomes could materially adversely affect the Corporation.  If the completion test is not satisfied by December 31, 2017, the Corporation would be required to pay a capacity related refund to Silver Wheaton in the maximum amount of US$9.75 million.  The Corporation would need to raise additional capital to finance the capacity related refund and there is no guarantee that the Corporation will be able to raise such additional capital.  In the event that the Corporation cannot raise such additional capital, the Corporation will default under the terms of the Silver Purchase Agreement.

Keno Hill Silver District
While Alexco has conducted exploration activities in the KHSD, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill District has been one of fluctuating fortunes, with new technologies and concepts reviving the District numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.
Mining Operations
Decisions by Alexco to proceed with the construction and development of mines, including Bellekeno, are based on development plans which include estimates for metal production and capital and operating costs. Until completely mined and processed, no assurance can be given that such estimates will be achieved. Failure to achieve such production and capital and operating cost estimates or material increases in costs could have an adverse impact on the Corporation's future cash flows, profitability, results of operations and financial condition. Alexco's actual production and capital and operating costs may vary from estimates for a variety of reasons, including:  actual resources mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of resource bodies and the processing of new or different resource grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods , fire, rock falls and earthquakes, equipment failure and failure of retaining dams around tailings disposal areas which may result in, among other adverse effects, environmental pollution and consequent liability; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including changing waste ratios, metallurgical recoveries, labour costs, commodity costs, general inflationary pressures and currency rates.  In addition, the risks arising from these factors are further increased while any such mine is progressing through the ramp-up phase of its operations and has not yet established a consistent production track record.
Furthermore, mining operations at the Bellekeno mine project were suspended as of early September 2013 as a result of sharp and significant declines in precious metals prices during the second quarter of 2013.  Re-start of mining operations is dependent on a number of factors, including sustained improvements in silver markets and the effectiveness of cost structure reduction measures, and the uncertainties around the achievement of these factors are significant.

Employee Recruitment and Retention

Recruitment and retention of skilled and experienced employees is a challenge facing the mining sector as a whole.  During the late 1990s and early 2000s, with unprecedented growth in the technology sector and an extended cyclical downturn in the mining sector, the number of new workers entering the mining sector was depressed and significant number of existing workers departed, leading to a so-called "generational gap" within the industry.  Since the mid- 2000s, this factor was exacerbated by competitive pressures as the mining sector experienced an extended cyclical upturn. Additional exacerbating factors specific to Alexco include competitive pressures in labour force demand from the oil sands sector in northern Alberta and the mining and oil & gas sectors in British Columbia, and the fact that Alexco's Keno Hill District is a fly-in/fly-out operation. Alexco has experienced employee recruitment and retention challenges, particularly with respect to mill operators in 2011 and through the first three quarters of 2012. There can be no assurance that such challenges won't continue or resurface, not only with respect to the mill but in other District operational areas as well including mining and exploration. Furthermore, any re-start of mining operations will necessitate the re-hiring of mine and mill personnel.
Permitting and Environmental Risks and Other Regulatory Requirements
The current or future operations of Alexco, including development activities, commencement of production on its properties and activities associated with Alexco's mine reclamation and remediation business, require permits or licenses from various federal, territorial and other governmental authorities, and such operations are and will be governed by laws, regulations and agreements governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits and permit modifications which Alexco may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which Alexco might undertake, including but not limited to the Bellekeno mine project.
Any failure by the Corporation to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions against the Corporation. The Corporation may be required to compensate those suffering loss or damage by reason of the Corporation's mining operations or mine reclamation and remediation activities and may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities could have a material adverse impact on the Corporation. As well, policy changes and political pressures within and on federal, territorial and First Nation governments having jurisdiction over or dealings with Alexco could change the implementation and interpretation of such laws, regulations and permits, also having a material adverse impact on Alexco. Such impacts could result in one or more of increases in capital expenditures or production costs, reductions in levels of production at producing properties or abandonment or delays in the development of new mining properties.
Environmental Services
A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for AEG's environmental services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for AEG's services.

Two of AEG's customers accounted for 32.3% and 17.4%, respectively, of environmental services revenues in the 2015 fiscal year.  The loss of, or a significant reduction in the volume of business conducted with, either of these customers could have a significant detrimental effect on AEG environmental services business and the Corporation.
The patents which Alexco owns or has access to or other proprietary technology may not prevent AEG's competitors from developing substantially similar technology, which may reduce AEG's competitive advantage.  Similarly, the loss of access to any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to AEG's reclamation and remediation business and a material adverse impact on the Corporation.
AEG may not be able to keep pace with continual and rapid technological developments that characterize the market for AEG's environmental services, and AEG's failure to do so may result in a loss of its market share.  Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require AEG to change the way it conducts its business.
AEG is dependent on the professional skill sets of its employees, some of whom would be difficult to replace.  The loss of any such employees could significantly affect AEG's ability to service existing clients, its profitability and its ability to grow its business.
Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of Alexco
The potential profitability of mineral properties is dependent upon many factors beyond Alexco's control. For instance, world prices of and markets for gold, silver, lead and zinc are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery  may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, materials, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Alexco cannot predict and are beyond Alexco's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Alexco.
First Nation Rights and Title
The nature and extent of First Nation rights and title remains the subject of active debate, claims and litigation in Canada, including in the Yukon and including with respect to intergovernmental relations between First Nation authorities and federal, provincial and territorial authorities. There can be no guarantee that such claims will not cause permitting delays, unexpected interruptions or additional costs for Alexco's projects.
Title to Mineral Properties
The acquisition of title to mineral properties is a complicated and uncertain process.  The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects.  Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.  As a result, the Corporation be constrained in its ability to operate its mineral properties or unable to enforce its rights with respect to its mineral properties. An impairment to or defect in the Corporation's title to its mineral properties would adversely affect the Corporation' business and financial condition.

Capitalization and Commercial Viability
Alexco will require additional funds to further explore, develop and mine its properties.  Alexco has limited financial resources, and there is no assurance that additional funding will be available to Alexco to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although Alexco has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that Alexco will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.
General Economic Conditions May Adversely Affect Alexco's Growth and Profitability
The unprecedented events in global financial markets since 2008 have had a profound impact on the global economy and led to increased levels of volatility. Many industries, including the mining industry, are impacted by these market conditions. Some of the impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign currency exchange and precious metal markets, and a lack of market liquidity. If the current turmoil and volatility levels continue they may adversely affect Alexco's growth and profitability. Specifically:
•	a global credit/liquidity or foreign currency exchange crisis could impact the cost and availability of financing and Alexco's overall liquidity;
•	the volatility of silver and other commodity prices would impact Alexco's revenues, profits, losses and cash flow;
•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Alexco's operating costs; and
•	the devaluation and volatility of global stock markets could impact the valuation of Alexco's equity and other securities.
These factors could have a material adverse effect on Alexco's financial condition and results of operations.
Operating Hazards and Risks
In the course of exploration, development and production of mineral properties, certain risks, particularly including but not limited to unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur.  It is not always possible to fully insure against such risks and the Corporation may decide not to insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Corporation.
Adverse weather conditions could also disrupt the Corporation's environmental services business and/or reduce demand for the Corporation's services.
Competition
Significant and increasing competition exists for mining opportunities internationally.  There are a number of large established mining companies with substantial capabilities and far greater financial and technical resources than the Corporation.  The Corporation may be unable to acquire additional attractive mining properties on terms it considers acceptable and there can be no assurance that the Corporation's exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

Certain of the Corporation's Directors and Officers are Involved with Other Natural Resource Companies, Which May Create Conflicts of Interest from Time to Time
Some of the Corporation's directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, the Corporation may miss the opportunity to participate in certain transactions.
The Corporation May Fail to Maintain Adequate Internal Control Over Financial Reporting Pursuant to the Requirements of the Sarbanes-Oxley Act.
Section 404 of the Sarbanes-Oxley Act ("SOX") requires an annual assessment by management of the effectiveness of the Corporation's internal control over financial reporting.  The Corporation may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Corporation may not be able to ensure that it can conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX.  The Corporation's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation's business and negatively impact the trading price or the market value of its securities.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation's operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies, if any, may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations.  No evaluation can provide complete assurance that the Corporation's internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported.  The effectiveness of the Corporation's processes, procedures and controls could also be limited by simple errors or faulty judgments.  Although the Corporation intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, there is no certainty that it will be successful in complying with Section 404 of SOX.

Summary of Resources

The following table sets forth the estimated resources for the Corporation's mineral properties:
Category[1,2,11]	Property	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Ag (oz)

Indicated	Bellekeno Deposit3&4	262,000	585	n/a	3.5%	5.3%	4,927,000
	Lucky Queen Deposit3&5	124,000	1,227	0.2	2.6%	1.7%	4,892,000
	Flame & Moth Deposit3&6	1,638,000	506	0.4	1.9%	5.4%	26,650,000
	Onek3&7	654,000	200	0.6	1.3%	12.3%	4,205,000
	Bermingham3&8	377,000	430	0.1	1.6%	1.7%	5,212,000
	Total Indicated – Sub-Surface	3,055,000	467	n/a	1.9%	6.3%	45,886,000
	Elsa Tailings[9]	2,490,000	119	0.1	1.0%	0.7%	9,527,000
	Total Indicated – All Deposits	5,545,000	311	n/a	1.5%	3.8%	55,413,000

Inferred	Bellekeno Deposit3&4	243,000	428	n/a	4.1%	5.1%	3,344,000
	Lucky Queen Deposit3&5	150,000	571	0.2	1.4%	0.9%	2,754,000
	Flame & Moth Deposit3&6	348,000	366	0.3	0.5%	4.4%	4,095,000
	Onek3&7	234,000	134	0.4	1.2%	8.9%	1,008,000
	Bermingham3&8	52,000	477	0.1	1.2%	1.9%	797,000
	Total Inferred	1,027,000	363	n/a	1.7%	4.9%	11,998,000

Historical	Silver King[10]
Resources	- Proven, probable and indicated	99,000	1,354	n/a	1.6%	0.1%	4,310,000
	- Inferred	22,500	1,456	n/a	0.1%	n/a	1,057,000

Notes:
1.	All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and the guidelines of NI 43-101.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.	The Keno Hill Silver District is comprised of five deposits: Bellekeno, Lucky Queen and Flame & Moth, Onek and Bermingham, of which Bellekeno, Lucky Queen and Flame & Moth are incorporated into the current mine plan outlined in the technical report filed on SEDAR dated December 10, 2014 entitled "Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada". The mineral resource estimates for the project are supported by (a) disclosure in the news release dated December 23, 2014 entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon"; and (b) a technical report filed on SEDAR dated December 10, 2014 entitled "Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada". The mineral resource estimates for the Flame & Moth and Bermingham deposits are further supported by disclosure in the news release dated April 30, 2015 entitled "Alexco Announces Indicated Silver Resource Estimate Increases of 17% at Flame & Moth and 26% at Bermingham, Resulting in a 10% Increase Overall for Keno Hill Silver District".
4.	The resource estimates for the Bellekeno deposit are based on a geologic resource estimate having an effective date of September 30, 2012. The Bellekeno indicated mineral resources are as at September 30, 2013, and reflect the geologic resource less estimated subsequent depletion from mine production.
5.	The resource estimates for the Lucky Queen deposit have an effective date of July 27, 2011.
6.	The resource estimates for the Flame & Moth deposit have an effective date of April 28, 2015.
7.	The resource estimates for Onek have an effective date of October 15, 2014.
8.	The resource estimates for Bermingham have an effective date of April 28, 2015.
9.	The resource estimate for the Elsa Tailings has an effective date of April 22, 2010, and is supported by the technical report dated June 16, 2010 entitled "Mineral Resource Estimation, Elsa Tailings Project, Yukon, Canada".
10.	Historical resources for Silver King are supported by disclosure in the news release dated December 23, 2014 entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon".
11.	The disclosure regarding the summary of estimated resources for Alexco's mineral properties within the Keno Hill District has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager and a Qualified Person as defined by NI 43-101.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (together, "forward-looking statements") concerning the Corporation's business plans, including but not limited to anticipated results and developments in the Corporation's operations in future periods, planned exploration and development of its mineral properties, plans related to its business and other matters that may occur in the future, made as of the date of this MD&A.
Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements".
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, but are not limited to, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services operations; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Furthermore, forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to those referred to in this MD&A under the heading "Risk Factors" and elsewhere.
Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this AIF, the Corporation has applied several material assumptions, including, but not limited to, the assumption that:  (1) additional financing needed to fund certain contingent payment obligations to Silver Wheaton and, the US$20 million payment to Silver Wheaton referred to above will be available on reasonable terms; (2) additional financing needed for the capacity related refund under the silver purchase agreement with Silver Wheaton will be available on reasonable terms; (3) additional financing needed for further exploration and development work on the Corporation's properties will be available on reasonable terms; (4) the proposed development of its mineral projects will be viable operationally and economically and proceed as planned; (5) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will not be materially lower than those estimated by management in preparing the annual financial statements for the year ended December 31, 2015; (6) market fundamentals will result in sustained silver, gold, lead and zinc demand and prices, and such prices will be materially consistent with or more favourable than those anticipated in the Preliminary Economic Assessment ("PEA") (as defined under "Description of the Business – KHSD Property"); (7) the actual nature, size and grade of its mineral resources are materially consistent with the resource estimates reported in the supporting technical reports; (8) labor and other industry services will be available to the Corporation at prices consistent with internal estimates; (9) the continuances of existing and, in certain circumstances, proposed tax and royalty regimes; and (10) that other parties will continue to meet and satisfy their contractual obligations to the Corporation.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  Other material factors and assumptions are discussed throughout this MD&A and, in particular, under both "Critical Accounting Estimates" and "Risk Factors".

The Corporation's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and should not be relied on as representing the Corporation's views on any subsequent date. While the Corporation anticipates that subsequent events may cause its views to change, the Corporation specifically disclaims any intention or any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by applicable law.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource Estimates

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the United States Securities and Exchange Commission's ("SEC") Industry Guide 7 under the United States Securities Act of 1933, as amended.  Under SEC Industry Guide 7 standards, mineralization cannot be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally extracted at the time the reserve determination is made.  As applied under SEC Industry Guide 7, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and all necessary permits and government authorizations must be filed with the appropriate governmental authority.
In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that all or any part of a mineral deposit in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.
Accordingly, information concerning mineral deposits contained in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.